Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
DIRECT DIAL
212-735-3859
EMAIL ADDRESS
Veronica.Castillo@SKADDEN.COM
October 7, 2011
John M. Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
     Re: The Cushing Royalty & Income Fund (File Nos. 333-175925 and 811-22593)
Dear Mr. Ganley:
     The Cushing Royalty & Income Fund (the “Fund”) has authorized us to make the following responses to the comments received from you via letter dated August 31, 2011 regarding the Fund’s registration statement on form N-2 (File Nos. 333-175925 and 811-22593) (the “Registration Statement”) as filed on August 1, 2011 with the Securities and Exchange Commission (the “Commission”). The Commission staff’s (the “Staff”) comments are set forth below in bold font and our response follows each respective comment.
Cover Page
1. The paragraph captioned “Leverage” (page ii) states that the Fund may utilize leverage through the issuance of commercial paper, notes or other forms of borrowing. Please confirm that the interest expenses associated with these forms of borrowing will be estimated in the Fund’s fee table. In addition, please inform us whether the Fund will register any offerings of commercial paper or notes. See Securities Act Release No. 4412 (Sept. 20, 1961) (stating that the exemption from registration under Section 3(a)(3) of the Securities Act of 1933 does not apply to offerings of commercial paper where proceeds are used to purchase securities).
     The Fund confirms that the interest expenses associated with the noted forms of borrowing will be estimated in the Fund’s fee table. The Fund does not currently intend to register any offerings of commercial paper or notes.

John Ganley
October 7, 2011

Prospectus Summary — Other Investment Practices (Page 8)
2. Inasmuch as the Fund may implement its strategy through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
     The Fund has considered the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller to Karrie McMillan dated July 30, 2010 and reviewed the disclosure throughout the Registration Statement. The Fund finds that the disclosure currently in the Registration Statement is appropriately tailored to reflect the strategy and risks of the Fund’s intended use of derivatives.
3. The second paragraph of this section states that the Fund may invest in securities of other closed-end or open-end investment companies. Please confirm that the Fund will include an estimate of acquired fund fees and expenses in the fee table. See Instruction 10.a to Item 3 of Form N-2.
     The Fund confirms that it will include an estimate of acquired fund fees and expenses in the fee table.
Prospectus Summary — Tax Treatment of the Fund (Page 10)
4. This section states that the Fund is not eligible to elect to be treated as a regulated investment company under the Internal Revenue Code and generally will be subject to U.S. federal income tax on its taxable income and will be subject to state income tax. Please confirm that the Fund will include an estimate of tax expenses in its fee table.
     The Fund confirms that it will include an estimate of tax expenses in its fee table, however, because it cannot be predicted whether the Fund will incur a benefit or expense, a current income tax expense of 0.00% and a deferred income tax expense of 0.00% will be assumed.
Prospectus Summary — Principal Risks of the Fund — Small-Cap and Mid-Cap Company Risk (Page 22)
5. This section states that certain of the Energy Companies in which the Fund may invest may be small-cap and mid-cap companies. Please include a discussion of these types of investments in the Fund’s principal investment policies in the Prospectus Summary.
     A discussion of such types of investments has been included in the Fund’s principal investment policies in the Prospectus Summary as follows:
     Certain of the Energy Companies in which the Fund may invest may have small or medium-sized market capitalizations (“small-cap” and “mid-cap” companies, respectively). A

John Ganley
October 7, 2011

company’s market capitalization is generally calculated by multiplying the number of a company’s shares outstanding by its stock price. The Investment Adviser defines “small-cap companies” as those with a low market capitalization, generally of less than $1 billion, and “mid-cap companies” as those with a market capitalization between $1 billion and $3 billion.
Prospectus Summary — Principal Risks of the Fund — Short Sales Risk (Page 26)
6. This section states that the Fund may engage in short selling. Please include a discussion of short selling in the Prospectus Summary. Please also confirm that the fee table will include, as an expense, an estimate of the dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93 (May 2010).
     The Fund respectfully refers the Staff to the sections “Prospectus Summary — Other Investment Practices — Arbitrage and Other Strategies” and “The Fund’s Investments — Other Investment Practices — Use of Arbitrage and Other Strategies” within the Registration Statement. Those sections each contain a discussion of the Fund’s intended use of short sales. To facilitate a prospective investor’s review of the Registration Statement, the sub-sections have been re-named “Short Sales, Arbitrage and Other Strategies.”
     While the Fund retains the flexibility to engage in short selling from time to time, it has no present intention to do so initially. After the Fund has commenced operations and should it engage in short selling, the Fund confirms that it will include in its fee table, as an expense, an estimate of the dividends paid on the Fund’s short sale transactions.
Summary of Fund Expenses (Page 32)
7. Footnote (4) presents a table of the Fund’s expenses assuming no leverage is used. Please reformat the table in the footnote and revise the font so that it is not confused with the fee table that assumes use of leverage.
     The table has been reformatted in the footnote and the font has been revised so that it is not confused with the fee table that assumes use of leverage.
Use of Proceeds (Page 34)
8. This section provides that the Fund anticipates that it will be able to invest primarily in securities that meet its investment objective and policies within three to six months after the completion of the offering. Please provide an explanation as to why it is anticipated that investment of the proceeds of the offering will take more than three months. See Guide 1 to Form N-2 (“If the registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated.”).
     An explanation as to why it is anticipated that investment of the proceeds of the offering will take more than three months has been added as follows:

John Ganley
October 7, 2011

     The Fund currently anticipates that it will be able to invest primarily in securities that meet its investment objective and policies within three to six months after the completion of this offering, depending on the availability of appropriate investment opportunities consistent with its investment objective and market conditions, and the Fund may then use leverage.
Management of the Fund — The Investment Adviser (Page 64)
9. The third paragraph of this section states that the fee paid to the Investment Adviser will be based on “Managed Assets,” which includes investment leverage. Elsewhere the prospectus states that the Fund may engage in derivative contracts. Please advise us how such derivatives will be valued for purposes of the determining “Managed Assets.” In your response letter to us, please provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “Managed Assets.”
     The Fund currently intends to use investment leverage only through a credit facility arranged with a bank. The Fund’s board of trustees adopted valuation procedures which the Fund and its investment adviser will follow when valuing the securities held in the Fund’s portfolio. If the Fund engages in a derivative contract, it will not use the notional value of such investment for purposes of determining “Managed Assets.”
General Comments
10.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

The Fund acknowledges the Staff’s comment.

11.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges the Staff’s comment.

12.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.
     As requested, if the Fund intends to omit from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, then the Fund will identify such information supplementally to the Staff.
13.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the

John Ganley
October 7, 2011

time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.
     The Fund has not submitted and it does not expect to submit an exemptive application or no-action request in connection with its Registration Statement. The Fund will advise the Staff at the time it requests acceleration of effectiveness whether FINRA has reviewed and cleared the filing.
14.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
     As requested, the Fund will respond to the Staff’s comments in the form of a pre-effective amendment in accordance with Rule 472 under the Securities Act.
15.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     The Fund acknowledges the Staff’s comment.
16.	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Fund acknowledges the Staff’s comment. A letter containing the above requested acknowledgements will be furnished at the time the Fund requests acceleration of the effective date of its Registration Statement.

John Ganley
October 7, 2011

* * * * *
     If you have any questions, please do not hesitate to contact me at (212) 735-3859.

Sincerely, Veronica Castillo, Esq.